SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-207765

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Acro Biomedical Co., Ltd.

Address of principal executive office	2175 Visionary Way Suite 1160
City, state and zip code	Fishers, Indiana 46038

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

   (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b)          The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On December 19, 2017, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Stevenson & Company CPAs LLC (“Stevenson”). The registrant’s financial statements for the year ended September 30, 2016 were audited by Stevenson. As a result of the revocation by the PCAOB of Stevenson’s registration with the PCAOB, the registrant cannot include the financial statements for the year ended September 30, 2016 as audited by Stevenson in its Form 10-K for the year ended September 30, 2017. The registrant has engaged MaloneBailey LLP to audit its financial statements for the year ended September 30, 2016. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Pao-Chi Chu, Chief Executive Officer	+866	2-2790-6189
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s annual report on Form 10-K for the year ended September 30, 2017 cannot be filed within the prescribed time period because the registrant requires additional time for compilation for the audit of the financial statements for the year ended September 30, 2016.

Following a change of control on January 30, 2017, the registrant discontinued its efforts to develop aquatic centers, and is engaging in the business of developing and marketing nutritional products that promote wellness and a healthy lifestyle. In this connection the registrant intends to conduct research and development on its own proprietary products based on cordyceps sinensis. Cordyceps is a fungus that is used in traditional Chinese medicine. Cordyceps sinensis has been described as a medicine in old Chinese medical books and Tibetan medicine. It is a rare combination of a caterpillar and a fungus and found at altitudes above 4500m in Sikkim. The first sale of its product was made in September 2017.

For the year ended September 30, 2017, the registrant expects to report revenue of $510,000 from one contract for the sale of cordyceps, from which it generated a gross profit of $51,000 and a net loss of $2,248, or $0.00 per share (basic and diluted). For the year ended March 31, 2017, the registrant had no revenue and generated a net loss of $43,428, or $0.00 per share (basic and diluted).

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Acro Biomedical Co., Ltd.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2017	By: /s/ Pao-Chi Chu
Name: Pao-Chi Chu
Title: Chief Executive Officer

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